SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for the month of November, 2003

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                           Form 40-F  ☐

Enclosures:

1.               Nokia Press Release, November 3, 2003:

“World-class team from Tahoe Networks joins Nokia Networks’ core networks business”

press release

November 3, 2003

World-class team from Tahoe Networks joins Nokia Networks’ core networks business

Dr. Arthur Lin, a recognized visionary in the IP networking industry together with his team from Tahoe Networks, joins Nokia (NYSE:  NOK) Networks’ Core Networks business to contribute to Nokia’s Intelligent Edge strategy and to add to the company’s strong IP competencies.

“We are very pleased to have Dr. Arthur Lin and his team join us in implementing our vision for future mobile packet core networks,” says Petri Lyytikäinen, General Manager, Mobile Packet Core, Nokia Networks. “The talent and vision of this team further strengthens our Intelligent Edge programs, adding to our IP networking and IP services competencies.”

The role of the mobile packet core network is increasing in importance, as more and more new mobile data services are introduced to consumers. Within the mobile core network, the Nokia Intelligent Edge forms the business machinery for offering IP based services for mobile users. Advanced IP services are creating new communication choices for consumers and becoming a leading revenue driver for mobile carriers.

Nokia continues to base its Intelligent Edge strategy on Nokia technology platforms. Nokia launched the first solutions for Nokia Intelligent Edge, the Nokia IP Multimedia Core and Nokia Intelligent Content Delivery Solutions earlier this year, and has already won eight deals for the Nokia Intelligent Content Delivery solution. The first customers are already using the solution commercially.

“We are very excited about joining Nokia, the world class leader of mobile communications products,” says Dr. Arthur Lin, President and CTO, Tahoe Networks. “Nokia has a strong technology platform in IP mobility networks and a compelling vision for bringing new kinds of IP based services to mobile networks.”

Dr. Arthur Lin brings to Nokia over 18 years of experience in developing breakthrough products for the networking industry. He was the co-founder, CTO and VP of Engineering for Shasta Networks and later, the Executive VP of Engineering and Operations for Nortel’s IP services business unit. He is a leading authority on technologies and holds several patents in areas such as very high speed packet switching systems, gigabit router architectures, high performance multicast algorithms, traffic management, QoS control schemes, captive portal services and high-performance, high-touch packet processing.

About Nokia

Nokia is the world leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, the company has become the leading supplier of mobile phones and a leading supplier of mobile, fixed broadband and IP networks. By adding mobility to the Internet, Nokia creates new opportunities for companies and further enriches the daily lives of people. Nokia is a broadly held company with listings on six major exchanges.

This press release may contain forward-looking statements relating to future events or future financial performance that involve risks and uncertainties. Such statements can be identified by terminology such as may, will, should, expects, plans, anticipates, believes, foresees, or similar expressions, or the negative of such terms or comparable terms.  These statements are only predictions, and actual results could differ materially from those anticipated in these statements based upon a number of factors including those identified in Nokia’s filings with the SEC.

Media Enquiries:

Thomas Jönsson

Nokia Networks, Communications

Tel: +358718038193

e-mail: networks.communications@nokia.com

Kenya Rodgers

Nokia Americas

Tel: +1 214-632-7159

e-mail: communication.corp@nokia.com

Industry Analysts please contact:

Virve Virtanen

Nokia Americas

Tel: +1 972-894-6331

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2003		Nokia Corporation

	By:	/s/ Ursula Ranin
		Name:	Ursula Ranin
		Title:	Vice President, General Counsel